UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 200,000,000 4.750 per cent. Notes due November 14, 2033

(to be consolidated and form a single series with the existing

US$3,000,000,000 4.750 per cent. Notes due November 14, 2033 issued November 14, 2023)

Filed pursuant to Rule 3 of Regulation BW

Dated: May 16, 2025

The following information regarding the U.S. Dollar 200,000,000 4.750 per cent. Notes due November 14, 2033 (the “Notes”) (to be consolidated and form a single series with the existing US$3,000,000,000 4.750 per cent. Notes due November 14, 2033 issued November 14, 2023) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated September 24, 2021) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2024) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 200,000,000 4.750 per cent. Notes due November 14, 2033.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 4.750 per cent. per annum, payable semi-annually in arrear on each May 14 and November 14, commencing November 14, 2025, and ending on November 14, 2033.

(c) Maturing November 14, 2033. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 21 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-11.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of May 14, 2025, the Bank entered into a Terms Agreement with HSBC Bank plc, (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 200,000,000 at 102.168% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about May 19, 2025.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of September 24, 2021) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 102.168%	0.00%	102.168%
Total: USD 204,336,000	USD 0.00	USD 204,336,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated May 14, 2025.

B.	Terms Agreement dated May 14, 2025.

Final Terms dated May 14, 2025

International Bank for Reconstruction and Development

Issue of US$200,000,000 4.750 per cent. Notes due November 14, 2033

(to be consolidated and form a single series with the existing

US$3,000,000,000 4.750 per cent. Notes due November 14, 2033 issued November 14, 2023)

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See Term 28 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	101850

	(ii) Tranche number:	2

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount

	(i) Series:	US$3,200,000,000

	(ii) Tranche:	US$200,000,000

5.	(i) Issue Price:	102.168 per cent. of the Aggregate Nominal Amount of this Tranche, plus 5 days’ accrued interest

	(ii) Net proceeds:	US$204,468,000

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	(i) Issue Date:	May 19, 2025

	(ii) Interest Commencement Date (Condition 5(l)):	May 14, 2025

8.	Maturity Date (Condition 6(a)):	November 14, 2033

9.	Interest basis (Condition 5):	4.750 Fixed Rate (further particulars specified below)

10.	Redemption/Payment basis (Condition 6):	Redemption at par

11.	Change of interest or redemption/payment basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	4.750 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	May 14 and November 14 of each year, from and including November 14, 2025, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii) Interest Period Date(s):	Each Interest Payment Date

	(iv) Business Day Convention:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

20.	New Global Note / New Safekeeping Structure:	No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22.	Governing law (Condition 14):	New York

23.	Other final terms:	Not Applicable

DISTRIBUTION

24.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

25.	If non-syndicated, name of Dealer:	HSBC Bank plc

26.	Total commission and concession:	Not Applicable

27.	Additional selling restrictions:	Not Applicable

28.	UK MiFIR product governance / Retail investors, professional investors and ECPs target market:

Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 28, “manufacturer” means HSBC Bank plc.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

OPERATIONAL INFORMATION

29.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

30.	ISIN Code:	US459058KY80

31.	Common code:	271915063

32.	CUSIP:	459058KY8

33.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

34.	Delivery:	Delivery versus payment

35.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 19, 2024.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam Title: Senior Financial Officer
Duly authorized

TERMS AGREEMENT NO. 101850 – TRANCHE 2 UNDER THE FACILITY

May 14, 2025

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned (the “Dealer”) agrees to purchase from you (the “Bank”) the Bank’s US$200,000,000 4.750 per cent. Notes due November 14, 2033 (the “Notes”) (to be consolidated and form a single series with the existing US$3,000,000,000 4.750 per cent. Notes due November 14, 2033 issued November 14, 2023) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on May 19, 2025 (the “Settlement Date”) at an aggregate purchase price of US$204,468,000 (which is 102.168 per cent. of the aggregate nominal amount of the Notes of this Tranche, plus 5 days’ accrued interest) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the Dealer understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealer that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the Dealer to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the Dealer that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 102.168 per cent. of the aggregate nominal amount of the Notes of this Tranche, plus 5 days’ accrued interest in the amount of US$132,000).

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: Agent BIC: IRVTUS3N ABA: 021000018 Account Number: HSBCLDN; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints the Dealer as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Dealer shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Dealer acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing the Dealer as a Dealer solely with respect to this issue of Notes, the Dealer hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes); and

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes.

6

The Dealer acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealer which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealer are as follows:

HSBC Bank plc

8 Canada Square

London E14 5HQ

Tel: +44 20 7991 8888

Email: transaction.management@hsbcib.com

Attention: Head of DCM Legal

7

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

8	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

9	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By:	/s/ Ana Kraemer
Name: Ana Kraemer
Title: Senior Legal Counsel

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Senior Financial Officer